

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 19, 2017

Thomas Liquard
Chief Executive Officer
Immuron Limited
Suite 1, 1233 High Street
Armdale, Victoriz, Australia 3143

> **Re: Immuron Limited**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed May 8, 2017**
> **File No. 333-215204**

Dear Mr. Liquard:

We have reviewed your response letters dated May 11, 2017 and May 15, 2017 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Dilution, page 39

1. Please refer to prior comment one. Please include the proposed new tabular disclosure in an amended Form F-1 and revise other related disclosures to be consistent with this new presentation. For example, your proposed disclosure incorrectly describes the public offering price of $21 per ADS as "after excluding underwriting discounts and commissions," when this price is before adjustment for underwriting discounts and commissions.

You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        Darrin Ocasio, Esq.
        Sichenzia Ross Ference Kesner LLP